SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 26, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: November 26, 2013

Exhibit 99.1

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

FOR IMMEDIATE RELEASE

iSoftStone Reports Financial and Operating Results for the Third Quarter 2013

BEIJING, China, November 26, 2013 /PRNewswire/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the third quarter ended September 30, 2013.

Third quarter 2013 results

•	Net revenues increased 12.9% to $111.3 million in the third quarter 2013 from $98.6 million in the third quarter 2012.

•	Gross profit decreased 15.0% to $29.5 million in the third quarter 2013 from $34.7 million in the third quarter 2012.

•	Net loss in the third quarter 2013 was $7.2 million compared with a net income of $7.5 million in the third quarter 2012.

•	Non-GAAP net loss in the third quarter 2013 (note 1) was $1.9 million compared with a net income of $10.4 million in the third quarter 2012.

•	Diluted earnings per American Depositary Share (“ADS”) were a loss of $0.13 in the third quarter 2013 and an income of $0.13 in the third quarter 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were a loss of $0.04 in the third quarter 2013 compared with an income of $0.18 in the third quarter 2012.

•	Total number of employees increased 27.0% to 17,702 as of September 30, 2013 from 13,937 as of September 30, 2012.

First nine months 2013 results

•	Net revenues increased 13.3% to $313.8 million in the first nine months 2013 from $276.9 million in the first nine months 2012.

•	Gross profit increased 1.7% to $94.3 million in the first nine months 2013 from $92.7 million in the first nine months 2012.

•	Net loss in the first nine months 2013 was $6.1 million compared with a net income of $14.4 million in the first nine months 2012.

•	Non-GAAP net income (note 1) decreased 61.5% to $10.0 million in the first nine months 2013 from $25.9 million in the first nine months 2012.

•	Diluted earnings per ADS were a loss of $0.11 in the first nine months 2013 and an income of $0.25 in the first nine months 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.17 in the first nine months 2013 compared with $0.44 in the first nine months 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “The third quarter was challenging for us, especially in costs. Our revenues grew 12.9% from last year’s third quarter, with the highest growth in IT services, up 21.2% in revenues, while Consulting & Solutions services revenues were down 8.4% mainly due to lower volume in SMART business as we worked off some of its backlog. Higher business volume came from our largest communications client and China banking clients, plus modest growth from our U.S. business, but was partly offset by lower revenues in the European and Japanese markets that continued to decline during the quarter.

“We have reviewed all significant current and future identifiable factors in our business, including structural changes in the industry and global economies, geographic markets, our service lines, and the client verticals that we have chosen to serve. We have concluded that our strategic direction remains valid: smooth effective operations in our joint venture with Huawei, gaining additional new business in China’s banking, financial services, and insurance sector, and continuing to invest in our SMART business capabilities and emerging technologies that include big data, mobile, and cloud computing to support our clients’ growth and accelerate their business expansions. In the short run, we must focus on continuing to deliver outstanding service to customers while mitigating cost increases and simultaneously improving quality, effectiveness, efficiency, and margins.”

Results of operations for the third quarter 2013

Net revenues

Net revenues increased $12.8 million or 12.9% to $111.3 million in the third quarter 2013 from $98.6 million in the third quarter 2012, mainly due to relatively stronger demand for IT services from clients in Greater China, partially offset by declining demand from clients in Europe and Japan and slower growth from clients in the United States.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance (“ADM”), as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing (“BPO”), services. The following table shows our net revenues by service line.

US$ in thousands, except %	2012Q3%		2013Q3%
IT services
ADM	33,996	34.5%	44,263	39.8%
R&D	24,763	25.1%	28,566	25.7%
Infrastructure and software	2,210	2.2%	1,070	1.0%

IT services, total	60,969	61.8%	73,899	66.5%
Consulting & Solutions	34,056	34.6%	31,210	28.0%
BPO services	3,538	3.6%	6,211	5.5%

Total net revenues	98,563	100.0%	111,320	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from IT services increased $12.9 million or 21.2% to $73.9 million in the third quarter 2013 from $61.0 million in the third quarter 2012 mainly due to increased business volume from our largest communications client and banking clients in China. Net revenues from Consulting & Solutions decreased $2.8 million or 8.4% to $31.2 million in the third quarter 2013 from $34.1 million in the third quarter 2012, mainly due to decreased demand from a technology client in China and a communications client in U.S. Net revenues from BPO services increased 75.6% to $6.2 million in the third quarter 2013 from $3.5 million in the third quarter 2012 mainly due to new project wins.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2012Q3%		2013Q3%
Greater China	64,200	65.1%	78,201	70.2%
Global:
United States	21,066	21.4%	22,146	19.9%
Europe	7,175	7.3%	4,737	4.3%
Japan	5,743	5.8%	5,415	4.9%
Others	379	0.4%	821	0.7%

Global total	34,363	34.9%	33,119	29.8%

Total net revenues	98,563	100.0%	111,320	100.0%

Reflecting the different conditions in different markets, in the third quarter 2013, net revenues in Greater China continued to grow faster than the net revenues in the Global market. Our net revenues from Greater China clients increased $14.0 million or 21.8% to $78.2 million in the third quarter 2013 from $64.2 million in the third quarter 2012 mainly due to increased business volume from our largest communications client and banking clients in China and continuous revenues generated from a China public sector consulting & solutions project won in the third quarter 2013. Net revenues from U.S. clients increased $1.1 million or 5.1% to $22.1 million in the third quarter 2013 from $21.1 million in the third quarter 2012 mainly due to increased demand from two technology clients, partially offset by reduced demand from a major communications client in the U.S. market. Net revenues from European clients decreased 34.0% to $4.7 million in the third quarter 2013 from $7.2 million in the third quarter 2012 due to the stop of business relationships with two European communication clients. Net revenues from Japanese clients decreased $0.3 million or 5.7% to $5.4 million in the third quarter 2013 from $5.7 million in the third quarter 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing long-term demand for IT services and solutions: technology; communications; banking, financial services and insurance (“BFSI”); and energy, transportation, and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2012Q3%		2013Q3%
Technology	26,473	26.9%	25,449	22.9%
Communications	35,342	35.9%	43,067	38.7%
BFSI	22,407	22.7%	25,306	22.7%
Energy, transportation, and public	8,487	8.6%	10,673	9.6%
Others	5,854	5.9%	6,825	6.1%

Total net revenues	98,563	100.0%	111,320	100.0%

Net revenues from technology clients decreased $1.0 million or 3.9% to $25.4 million in the third quarter 2013 from $26.5 million in the third quarter 2012 due to reduced demand from a major technology client in China. Net revenues from communications clients increased $7.7 million or 21.9% to $43.1 million in the third quarter 2013 from $35.3 million in the third quarter 2012 due to increased business volume from our largest communications client in China, partially offset by the decreased demand from a major communications client in United States and two European clients. Net revenues from BFSI clients increased $2.9 million or 12.9% to $25.3 million in the third quarter 2013 from $22.4 million in the third quarter 2012, attributable largely to IT services projects for domestic banks, partially offset by reduced revenue from a global financial institution client. Net revenues from energy, transportation, and public sector clients increased $2.2 million or 25.8% to $10.7 million in the third quarter 2013 from $8.5 million in the third quarter 2012 due to the recent winning of a new public sector consulting & solutions project. Net revenues from all other industries increased $1.0 million to $6.8 million in the third quarter 2013 from $5.9 million in the third quarter 2012.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $56.4 million or 50.7% of total net revenues in the third quarter 2013 compared with $47.8 million or 48.5% in the third quarter 2012.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2012Q3%		2013Q3%
Time-and-expense basis	39,124	39.7%	41,277	37.1%
Fixed-price basis	58,568	59.4%	68,451	61.5%
Volume basis (BPO)	871	0.9%	1,592	1.4%

Total net revenues	98,563	100.0%	111,320	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $2.2 million or 5.5% to $41.3 million in the third quarter 2013 from $39.1 million in the third quarter 2012. Net revenues from fixed-price basis projects increased $9.9 million or 16.9% to $68.5 million in the third quarter 2013 from $58.6 million in the third quarter 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $18.0 million or 28.2% to $81.8 million in the third quarter 2013 from $63.8 million in the third quarter 2012 primarily due to higher salary and compensation costs as a result of organic growth of service delivery employees and the acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

Gross profit decreased $5.2 million or 15.0% to $29.5 million in the third quarter 2013 from $34.7 million in the third quarter 2012. Gross profit margin decreased to 26.5% in the third quarter 2013 from 35.2% in the third quarter 2012 primarily due to (1) change of business mix in the third quarter 2013 as less revenues were generated from consulting and solutions business and more revenues were generated from IT services and BPO type contracts which generally had lower gross margins than in the consulting and solutions business; (2) an increase in salary and compensation costs as a result of annual salary increases for delivery personnel, more idle costs as a result of one major client that was consolidating its vendors, more IT professionals who left our industry peers and joined us who were not yet fully productive during the transition period, more idle costs because we reserved more fresh graduate students to replace certain non-productive employees and there were certain duplicate labor costs during the replacing period, and (3) less government subsidies received in the third quarter 2013.

Operating expenses

Operating expenses increased by $10.2 million or 40.8% to $35.3 million in the third quarter 2013 from $25.0 million in the third quarter 2012 which were mainly from the increase of general and administrative expenses primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher professional expenses, mainly go-private related expenses and legal fees related to some ongoing litigations; and (3) higher depreciation and amortization expenses, partially offset by a decrease of rental expenses as a result of moving into the newly acquired office building in the second quarter 2013.

Income (loss) from operations

Loss from operations was $5.2 million in the third quarter 2013 compared with an income of $9.3 million in the third quarter 2012 due to the factors explained above.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP income from operations (note 1) decreased $12.0 million or 99.0% to $0.1 million in the third quarter 2013 from $12.2 million in the third quarter 2012 due to lower gross profit and higher operating expenses explained above.

Interest expense

Interest expense was $2.6 million in the third quarter 2013 compared with $0.5 million in the third quarter 2012. Interest expense in the third quarter 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes (expense) benefit

Income tax benefit was $0.4 million in the third quarter 2013 compared with an income tax expense of $1.3 million in the third quarter 2012. The Company was in a loss position in the third quarter 2013 due to the factors explained above.

Net income (loss)

Net loss in the third quarter 2013 was $7.2 million, compared with a net income of $7.5 million in the third quarter 2012 due to the factors explained above.

Non-GAAP net loss in the third quarter 2013 was $1.9 million, compared with net income of $10.4 million in the third quarter 2012 due to the factors explained above.

Earnings per ADS

Basic earnings per ADS were a loss of $0.13 in the third quarter 2013 and an income of $0.13 in the third quarter 2012.

Diluted earnings per ADS were a loss of $0.13 in the third quarter 2013 and an income of $0.13 in the third quarter 2012.

Non-GAAP diluted earnings per ADS (note 1) were a loss of $0.04 in the third quarter 2013 and an income of $0.18 in the third quarter 2012.

Cash and cash flow

As of September 30, 2013, we had a cash balance of $86.0 million. Our net cash provided by operating activities in the third quarter 2013 was $8.2 million. Our net cash used in investing activities in the third quarter 2013 was $8.4 million, including $13.0 million of capital expenditures. Within the capital expenditures, $10.4 million related to the leasehold improvement of the newly acquired office facility in Beijing. In the third quarter 2013, we borrowed $23.4 million of short-term bank loans and repaid $20.0 million of short-term bank loans upon maturity.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Days sales outstanding, or DSO, was 196 days for the third quarter 2013 and 182 days for the third quarter 2012. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer DSO in the third quarter 2013 was mainly due to faster revenue growth from domestic China clients, especially the clients in BFSI and public sectors, which tend to have longer payment cycles.

Results of operations for the first nine months 2013

Net revenues

Net revenues increased $36.9 million or 13.3% to $313.8 million in the first nine months 2013 from $276.9 million in the first nine months 2012 due to relatively stronger customer demand for IT services in Greater China, partially offset by declining demand from some global clients.

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	First Nine Months 2012%		First Nine Months 2013%
IT services
ADM	92,467	33.4%	115,184	36.7%
R&D	77,600	28.0%	77,937	24.8%
Infrastructure and software	7,896	2.9%	3,657	1.2%

IT services, total	177,963	64.3%	196,778	62.7%
Consulting & Solutions	89,341	32.3%	101,471	32.3%
BPO services	9,621	3.4%	15,598	5.0%

Total net revenues	276,925	100.0%	313,847	100.0%

Net revenues from IT Services increased $18.8 million or 10.6% to $196.8 million in the first nine months 2013 from $178.0 million in the first nine months 2012 mainly due to increased business volume from our largest communications client and other banking clients in China. Net revenues from Consulting & Solutions increased $12.1 million or 13.6% to $101.5 million in the first nine months 2013 from $89.3 million in the first nine months 2012 mainly due to revenue generated from public sector consulting & solutions projects won in 2013, partially offset by the decreased demand from a technology client in China and a communications client in U.S. Net revenues from BPO services increased 62.1% to $15.6 million in the first nine months 2013 from $9.6 million in the first nine months 2012 due to new project wins.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	First Nine Months 2012%		First Nine Months 2013%
Greater China	171,551	61.9%	217,403	69.3%
Global:
United States	66,369	24.0%	62,432	19.9%
Europe	19,486	7.0%	15,131	4.8%
Japan	18,018	6.5%	16,403	5.2%
Others	1,501	0.6%	2,478	0.8%

Global total	105,374	38.1%	96,444	30.7%

Total net revenues	276,925	100.0%	313,847	100.0%

Our net revenues from Greater China clients increased $45.9 million or 26.7% to $217.4 million in the first nine months 2013 from $171.6 million in the first nine months 2012 mainly due to increased business volume from our largest communications client and other banking clients in China and continuous revenue generated from China public sector consulting & solutions projects won in 2013. Net revenues from U.S. clients decreased $3.9 million or 5.9% to $62.4 million in the first nine months 2013 from $66.4 million in the first nine months 2012 mainly due to reduced demand from a major communications client in the United States. Net revenues from European clients decreased $4.4 million or 22.3% to $15.1 million in the first nine months 2013 from $19.5 million in the first nine months 2012 due to the stop of business relationships with two European communications clients. Net revenues from Japanese clients decreased $1.6 million or 9.0% to $16.4 million in the first nine months 2013 from $18.0 million in the first nine months 2012.

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	First Nine Months 2012%		First Nine Months 2013%
Technology	78,550	28.4%	73,688	23.5%
Communication	101,684	36.7%	115,697	36.9%
BFSI	57,427	20.7%	67,086	21.4%
Energy, transportation, and public	23,326	8.4%	36,096	11.5%
Others	15,938	5.8%	21,280	6.7%

Total net revenues	276,925	100.0%	313,847	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from technology clients decreased $4.9 million or 6.2% to $73.7 million in the first nine months 2013 from $78.6 million in the first nine months 2012 due to reduced demand from a major technology client in China. Net revenues from communications clients increased $14.0 million or 13.8% to $115.7 million in the first nine months 2013 from $101.7 million in the first nine months 2012 due to increased business volume from our largest communications client in China, partially offset by the decreased demand from a major communications client in United States and two European clients. Net revenues from BFSI clients increased $9.7 million or 16.8% to $67.1 million in the first nine months 2013 from $57.4 million in the first nine months 2012, attributable largely to IT services projects for domestic banks, partially offset by reduced revenue from a global financial institution client. Net revenues from energy, transportation, and public sector clients increased $12.8 million or 54.8% to $36.1 million in the first nine months 2013 from $23.3 million in the first nine months 2012, which was largely due to recent winning of some new public sector consulting & solution projects. Net revenues from all other industries increased $5.3 million to $21.3 million in the first nine months 2013 from $15.9 million in the first nine months 2012 resulting from three new project wins from a Chinese real estate development company, a global cosmetic company, and a global BPO company.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $153.2 million or 48.8% of total net revenues in the first nine months 2013 compared with $128.1 million or 46.2% in the first nine months 2012.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	First Nine Months 2012%		First Nine Months 2013%
Time-and-expense basis	103,041	37.3%	116,182	37.1%
Fixed-price basis	171,827	62.0%	193,989	61.8%
Volume basis (BPO)	2,057	0.7%	3,676	1.1%

Total net revenues	276,925	100.0%	313,847	100.0%

Net revenues from time-and-expenses basis projects increased $13.1 million or 12.8% to $116.2 million in the first nine months 2013 from $103.0 million in the first nine months 2012. Net revenues from fixed-price basis projects increased $22.2 million or 12.9% to $194.0 million in the first nine months 2013 from $171.8 million in the first nine months 2012. Net revenues from volume basis projects increased $1.6 million or 78.7% to $3.7 million in the first nine months 2013 from $2.1 million in the first nine months 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $35.4 million or 19.2% to $219.6 million in the first nine months 2013 from $184.2 million in the first nine months 2012 primarily due to increase of salary and compensation costs as a result of organic growth of service delivery employees and the acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Gross profit increased $1.6 million or 1.7% to $94.3 million in the first nine months 2013 from $92.7 million in the first nine months 2012. Gross profit margin decreased to 30.0% in the first nine months 2013 from 33.5% in the first nine months 2012 primarily due to (1) an increase in salary and compensation costs as a result of annual salary increases for delivery personnel, more idle costs because one major client was consolidating its vendors, more people left our industry peers and joined us who were not fully productive during the transition period, and more idle costs because we reserved more fresh graduate students to replace certain non-productive employees and there were certain duplicate labor costs during the replacing period and (2) less government subsidies received in the first nine months 2013.

Operating expenses

Operating expenses increased $17.7 million or 23.8% to $91.9 million in the first nine months 2013 from $74.2 million in the first nine months 2012 primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher rental and office reallocation expenses in connection with relocating our headquarters in Beijing and terminating rental contracts in Tianjin and Changsha; and (3) higher professional expenses, mainly go-private related expenses and legal fees related to some ongoing litigations.

Income (loss) from operations

Loss from operations was $1.4 million in the first nine months 2013 compared with an income of $17.7 million in the first nine months 2012 due to the factors explained above and a preexisting lease contract loss included in other expense.

Non-GAAP income from operations (note 1) decreased $14.5 million or 49.7% to $14.7 million in the first nine months 2013 from $29.2 million in the first nine months 2012.

Interest expense

Interest expense was $5.6 million in the first nine months 2013 and $1.1 million in the first nine months 2012. Interest expense in the first nine months 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes (expense) benefit

Income tax benefit was $0.6 million in the first nine months 2013 compared with an expense of $2.4 million in the first nine months 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net income (loss)

Net loss was $6.1 million in the first nine months 2013 compared with an income of $14.4 million in the first nine months 2012 due to the factors explained above.

Non-GAAP net income (note 1) decreased $15.9 million or 61.5% to $10.0 million in the first nine months 2013 from $25.9 million in the first nine months 2012.

Earnings per ADS

Basic earnings per ADS were a loss of $0.11 in the first nine months 2013 and an income of $0.26 in the first nine months 2012.

Diluted earnings per ADS were a loss of $0.11 in the first nine months 2013 and an income of $0.25 in the first nine months 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.17 in the first nine months 2013 and $0.44 in the first nine months 2012.

Cash and cash flow

As of September 30, 2013, we had a cash balance of $86.0 million. Our net cash used in operating activities in the first nine months 2013 was $32.0 million. Our net cash used in investing activities in the first nine months 2013 was $74.9 million, including $27.6 million of capital expenditures and $49.7 million payment for acquisition of our new headquarters office building. Within the capital expenditures, $13.5 million related to the leasehold improvement of the newly acquired office facility in Beijing. In the first nine months 2013, we borrowed $89.4 million under short-term bank loans and $14.6 million under long-term bank loans to fund our growth, office building, and business acquisition and repaid $30.4 million of short-term bank loans upon maturity.

Days sales outstanding was 186 days for the first nine months 2013 and 169 days for the first nine months 2012.

Recent developments

Announced Receipt of Revised “Going Private” Offer

Independent committee of the Company’s board of directors (the “Independent Committee”) had received a revised offer (the “Offer”), dated November 2, 2013, from a consortium (the “Consortium”) consisting of (i) Mr. Tianwen Liu, the chief executive officer and the chairman of the board of directors of the Company, (ii) ChinaAMC Capital Management Limited (“ChinaAMC”), an alternative investment platform and an affiliate of China Asset Management (Hong Kong) Limited, and (iii) Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, to acquire all of the Company’s outstanding ordinary shares not currently owned by the Consortium for $0.545 per ordinary share or $5.45 per American depositary share (“ADS,” each representing ten ordinary shares of the Company) in cash (the “Transaction”), subject to certain conditions. The Offer adjusted down the proposed price of $0.585 per ordinary share or $5.85 per ADS in the non-binding proposal received by the Company’s board of directors from Mr. Liu and ChinaAMC on June 6, 2013.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The Independent Committee, which was formed to consider the proposed transaction and any potential alternative transactions involving the Company, with assistance from its financial and legal advisors, is in the process of evaluating the revised Offer and any alternative proposals it may receive. The Independent Committee cautions the Company’s shareholders that no decision has been made by the Independent Committee or the Company’s board of directors with respect to the Company’s response to the revised Offer and there can be no assurance that any agreement will be executed or that this or any other transaction will be approved or consummated.

Option repricing

As described below, on October 8, 2013, our Board of Directors approved an option repricing which was effective on October 24, 2013. In determining that the repricing was appropriate and in the best interests of the Company, the Board, among other things, (i) determined that the prolonged low trading price of our ADSs and the per-share exercise prices of the outstanding options to be repriced relative to the current fair market value of our securities no longer provided the level of incentives intended by the Company at the time they were granted; and (ii) considered the services performed and expected to be performed by the individuals to whom such options had been granted, the intangible benefits to be derived by us from creating continued incentives for such individuals, and other relevant facts and circumstances.

In respect of 29.9 million outstanding ordinary share options with an original exercise price of $0.5 to $0.65 per share held by certain non-U.S. holders, the respective exercise price was reduced to $0.456 per share (being the average of the per-share equivalent closing price (in regular trading) for our ADSs for the period of sixty days immediately prior to the public announcement on June 6, 2013 of the go-private proposal).

In respect of 8.5 million outstanding ordinary share options with an original exercise price of $0.5 to $0.65 per share held by a limited number of U.S. holders, the respective exercise price was reduced to $0.518 per share (being the per-share equivalent closing price (in regular trading) for our ADSs on October 24, 2013).

Such outstanding option (whether or not previously vested) would be amended to provide that each vesting installment of such outstanding option will be unvested and will vest on the later to occur of July 24, 2014 or the original vesting date of such outstanding option, subject in each case to the holder’s continued employment or service with the Company or one of its subsidiaries through the applicable new vesting date.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Share increase for the Performance Incentive Plan (the “2010 Plan”)

On October 8, 2013, the Board of Directors of the Company approved to increase the existing share limit under the 2010 Plan by an additional 5,000,000 ordinary shares, subject to the limitations of the 2010 Plan, for future incentives purpose in light of current circumstances.

Treasury share cancellation

The Company’s wholly-owned subsidiary iSoftStone Hong Kong Limited previously purchased 1,933,455 of its Ordinary Shares, which shares were outstanding and treated by the Company as treasury shares. On October 8, 2013, the Board of Directors of the Company approved cancellation of the treasury shares.

Outlook for the fourth quarter 2013

For the fourth quarter 2013, iSoftStone expects to achieve the following targets:

•	Net revenues for the fourth quarter 2013 to be at least $120 million.

•	Net loss for the fourth quarter 2013 to be at most $7.0 million.

•	Non-GAAP net loss for the fourth quarter 2013 to be at most $3.0 million.

•	Non-GAAP diluted earnings per ADS for the fourth quarter 2013 to be at most a loss of $0.05, assuming 58.3 million average ADSs will be outstanding in the fourth quarter 2013. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, and changes in fair value of contingent consideration in business combinations and a preexisting contract loss related to the acquisition of our Beijing headquarters facility in May 2013.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excludes share-based compensation, changes in fair value of contingent consideration in connection with business combination, amortization of intangible assets from acquisitions, and preexisting contract loss. For reconciliations of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on November 26, 2013

iSoftStone will host an earnings conference call and live webcast covering its third quarter 2013 financial results on November 26, 2013 at 8:00 a.m. Eastern Standard Time (New York), which is also 9:00 p.m. in Beijing and Hong Kong on November 26.

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.K. toll-free	080 8234 6646

Norway toll-free	8001 0719

Netherlands toll-free	0800 022 1931

China toll-free mobile	400 620 8038

China toll-free land line	800 819 0121

Hong Kong local	852 2475 0994

Hong Kong toll-free	800 930 346

U.S. toll	1 845 675 0437

International toll	+65 6723 9381

Conference ID	1482 0393

Participant password	ISS

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Standard Time on December 3, 2013. The dial-in details for the telephone replay are:

U.S. toll-free	1 855 452 5696

United Kingdom toll-free	0 808 234 0072

China toll-free mobile English	400 632 2162

China toll-free mobile Mandarin	400 602 2065

China toll-free land line English	800 870 0205

China toll-free land line Mandarin	800 870 0206

Hong Kong toll-free	800 963 117

Singapore toll-free	800 616 2305

Japan toll-free English	012 095 9034

Japan toll-free Japanese	012 095 9102

International toll	+61 2 8199 0299

U.S. toll	1 646 254 3697

Conference ID	1482 0393

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the third quarter 2013, our financial outlook for the fourth quarter 2013, the success of our strategy of focusing on key business drivers (including focusing on growing our ISST and domestic BFSI businesses, continued investment in our SMART business capabilities and investments in emerging technologies that include big data, mobile, and cloud computing) while at the same time focusing on mitigating cost increases and simultaneously improving our profit margins and operating cash flows despite a challenging global economic environment and slowdown of the Chinese and global economics, and the anticipated benefits of the recent acquisition of, and relocation to, our new Beijing headquarters facilities.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter 2013 are preliminary, unaudited, and subject to audit adjustment. Our purchase of the Beijing headquarters and IT operations building may not achieve lower immediate and long-term costs of ownership versus leasing. In addition, we may not meet our financial outlook for the fourth quarter 2013, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2012 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 24, 2013, which can be found on our website at www.isoftstone.com and at www.sec.gov.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

All projections (including our fourth quarter 2013 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013

Revenues	99,192	111,456	280,985	314,465

Business tax	(629)	(136)	(4,060)	(618)

Net revenues	98,563	111,320	276,925	313,847

Cost of revenues	(63,834)	(81,813)	(184,237)	(219,597)

Gross profit	34,729	29,507	92,688	94,250
Operating expenses:

General and administrative expenses	(15,795)	(24,601)	(46,609)	(61,997)

Selling and marketing expenses	(7,817)	(8,838)	(23,953)	(24,730)

Research and development expenses	(1,431)	(1,816)	(3,650)	(5,151)

Total operating expenses	(25,043)	(35,255)	(74,212)	(91,878)
Change in fair value of contingent consideration in connection with business combination	(132)	(79)	(642)	(201)

Other (expense) income, net	(476)	105	(654)	(4,358)

Government subsidies	172	545	481	778

Income (loss) from operations	9,250	(5,177)	17,661	(1,409)

Interest income	142	187	657	675

Interest expense	(530)	(2,649)	(1,101)	(5,612)

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	8,862	(7,639)	17,217	(6,346)

Income taxes (expense) benefit	(1,277)	351	(2,444)	617

Income (loss) after income tax before loss in equity method investments, net of income taxes	7,585	(7,288)	14,773	(5,729)

(Loss) income in equity method investments, net of income taxes	(115)	67	(348)	(370)

Net income (loss)	7,470	(7,221)	14,425	(6,099)

Less: Net (loss) income attributable to noncontrolling interest	(62)	452	14	208

Net income (loss) attributable to iSoftStone Holdings Limited	7,532	(7,673)	14,411	(6,307)

Earnings (loss) per share (In US$)

Basic	0.01	(0.01)	0.03	(0.01)

Diluted	0.01	(0.01)	0.02	(0.01)
Earnings (loss) per ADS (In US$)

Basic	0.13	(0.13)	0.26	(0.11)

Diluted	0.13	(0.13)	0.25	(0.11)
Weighted average shares (In thousands)

Basic	566,978	577,990	562,853	571,905

Diluted	578,041	577,990	584,337	571,905

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013

Net income (loss)	7,470	(7,221)	14,425	(6,099)
Other comprehensive income, net of tax of nil
Changes in cumulative foreign currency translation adjustment	3,074	940	604	4,507

Comprehensive income (loss)	10,544	(6,281)	15,029	(1,592)
Less: comprehensive (loss) income attributed to the noncontrolling interest	(1)	472	55	318

Comprehensive income (loss) attributed to iSoftStone Holdings Limited	10,545	(6,753)	14,974	(1,910)

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2012	September 30 2013

Cash	116,597	85,968
Restricted cash	8,743	6,271
Accounts receivable, net of allowance	202,202	251,969
Other current assets	19,772	33,498

Total current assets	347,314	377,706
Property and equipment	67,768	144,423
Land use right	3,202	39,349
Intangible assets	5,945	5,215
Goodwill	26,983	32,520
Other non-current assets	15,298	12,472

Total assets	466,510	611,685

Accounts payable	21,895	18,833
Deferred revenue	9,693	10,329
Short-term borrowings	54,012	118,709
Other current liabilities	43,878	65,447

Total current liabilities	129,478	213,318
Long-term borrowings	—	40,703
Other non-current liabilities	4,048	11,580

Total liabilities	133,526	265,601

Shareholders’ equity (Note a)	330,073	338,829
Noncontrolling interest	2,911	7,255

Total liabilities and shareholders’ equity	466,510	611,685

Note a:

As of September 30, 2013, the number of ordinary shares issued and outstanding was 582,504,751.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Cash flows from operating activities:
Net income (loss)	7,470	(7,221)	14,425	(6,099)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1,982	4,677	8,852	10,066
Depreciation and amortization of property and equipment	2,242	4,458	6,804	10,390
Amortization of intangible assets	981	747	2,435	2,202
Amortization of land use right	18	208	54	307
Provision of allowance for doubtful accounts	138	605	231	862
Loss (income) on equity method investments	115	(67)	348	370
Loss on disposal of property and equipment	45	88	158	189
Changes in fair value of contingent consideration in connection with business combinations	132	79	642	201
Preexisting contract loss	—	—	—	4,106
Changes in operating assets and liabilities:
Accounts receivable	(11,527)	447	(60,358)	(46,996)
Other assets	(4,065)	(3,773)	(5,174)	(12,007)
Accounts payable	(2,436)	3,339	(2,467)	(1,606)
Other liabilities	352	4,627	491	5,975

Net cash (used in) provided by operating activities	(4,553)	8,214	(33,559)	(32,040)
Cash flows from investing activities:
Purchase of property and equipment	(6,665)	(13,013)	(15,870)	(27,639)
Cost of long-term investments	(1,429)	—	(1,429)	—
Proceeds from sales of long-term investments	1,836	—	2,413	—
Consideration paid for business acquisitions	(405)	(653)	(2,155)	(49,702)
Consideration paid for acquiring of noncontrolling interest	(9)	—	(9)	—
Restricted cash	207	5,288	925	2,471

Net cash used in investing activities	(6,465)	(8,378)	(16,125)	(74,870)
Cash flows from financing activities:
Proceeds from exercise of options	74	78	1,867	599
Capital contribution from noncontrolling interest shareholder	—	—	436	4,025
Proceeds from short term borrowings	22,672	23,428	24,257	89,406
Proceeds from long term borrowings	—	—	—	14,623
Payments of short term borrowings	—	(19,999)	(1,585)	(30,380)
Deferred and contingent consideration paid for business acquisitions	—	(531)	(3,980)	(2,859)

Net cash provided by financing activities	22,746	2,976	20,995	75,414
Effect of exchange rate changes	659	320	(48)	867

Net increase (decrease) in cash	12,387	3,132	(28,737)	(30,629)
Cash at beginning of period	60,072	82,836	101,196	116,597

Cash at end of period	72,459	85,968	72,459	85,968

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended September 30, 2012				Three months ended September 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(25,043)	2,428	(a)	(22,615)	(35,255)	5,043	(c)	(30,212)

Income (loss) from operations	9,250	2,900	(a)(b)	12,150	(5,177)	5,296	(c)(d)	119

Net income (loss)	7,470	2,900	(a)(b)	10,370	(7,221)	5,296	(c)(d)	(1,925)

	Nine months ended September 30, 2012				Nine months ended September 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(74,212)	10,008	(e)	(64,204)	(91,878)	11,100	(g)	(80,778)

Income (loss) from operations	17,661	11,493	(e)(f)	29,154	(1,409)	16,080	(g)(h)	14,671

Net income (loss)	14,425	11,493	(e)(f)	25,918	(6,099)	16,080	(g)(h)	9,981

Notes:

(a)	Adjustments to exclude share-based compensation of $1,849 and amortization of intangible assets from acquisitions of $579 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $133, amortization of intangible assets from acquisitions of $207, and changes in fair value of contingent consideration connection with business combinations of $132 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $4,561 and amortization of intangible assets from acquisitions of $482 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $116, amortization of intangible assets arising from acquisitions of $58, and changes in fair value of contingent consideration in connection with business combinations of $79 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $8,466 and amortization of intangible assets from acquisitions of $1,542 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(f)	Adjustments to exclude share-based compensation of $385, amortization of intangible assets from acquisitions of $458, and changes in fair value of contingent consideration connection with business combinations of $642 from the unaudited condensed consolidated statements.
(g)	Adjustments to exclude share-based compensation of $9,711 and amortization of intangible assets from acquisitions of $1,389 from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $356, amortization of intangible assets arising from acquisitions of $317, changes in fair value of contingent consideration in connection with business combinations of $201, and preexisting contract loss of $4,106 from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended September 30, 2012			Three months ended September 30, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	578,041	—	578,041	577,990 (a)	—		577,990	(a)
Diluted earnings per share (in US$)	0.01		0.02	(0.01)			—
Diluted earnings per ADS (in US$)	0.13		0.18	(0.13)			(0.04)

	Nine months ended September 30, 2012			Nine months ended September 30, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	584,337	—	584,337	571,905	10,911	(b)	582,816
Diluted earnings per share (in US$)	0.02		0.04	(0.01)			0.02
Diluted earnings per ADS (in US$)	0.25		0.44	(0.11)			0.17

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Note:

(a)	In the earning release for the second quarter 2013, we estimated 59.0 million average ADSs or 590.0 million shares would be outstanding in the third quarter 2013. The difference from the estimate of 590.0 million to the actual number of 578.0 million shares was primarily due to that the impact of the share options and share units was anti-dilutive and was not included.
(b)	The adjustments represent addition of impact of share options and share units assumed to have been exercised or vested at the beginning of period (or at time of issuance, if later).